# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: The E.W. Scripps Company, CIK 0000832428
CUSIP: 811054402
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Date of event which requires filing of this statement: 11/07/2025
Filed by CIK 0001971213
Persons authorized to receive notices and communications: Narinder K. Sahai, c/o Sinclair, Inc., 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030, 410-568-1500

## Reporting persons
- Sinclair, Inc. (CIK 0001971213): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,275,204; shared voting power 0; sole dispositive power 6,275,204; shared dispositive power 0; aggregate amount beneficially owned 6,275,204 (8.2% of the class)
  Comment: The percent of class beneficially owned by the Reporting Person was calculated based on 76,869,408 shares of Class A Common Stock, par value $0.01 per share, outstanding as of September 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: The E.W. Scripps Company
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Comment: This Schedule 13D (this "Statement") relates to the shares of Class A common stock, $0.01 par value per share (the "Class A Common Stock") of The E.W. Scripps Company (the "Issuer"). The Issuer's principal executive office is located at 312 Walnut Street, Cincinnati, Ohio 45202.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Sinclair, Inc. (the "Reporting Person"). Schedule A sets forth the name of each of the directors and executive officers of the Reporting Person.
Residence or business address: The address of the principal executive offices of the Reporting Person, and the business address of each of the persons listed on Schedule A hereto, is 10706 Beaver Dam Road, Hunt Valley, MD 21030.
Present principal occupation or employment: The Reporting Person is a diversified media company with national reach and a strong focus on providing high-quality content on its local television stations and digital platforms. The content, distributed through its broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by the Reporting Person and its owned networks and professional sports. Additionally, the Reporting Person owns digital media companies that are complementary to its extensive portfolio of television station related digital properties and has interests in, owns, manages, and/or operates technical and software services companies, research and development companies for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments. The principal occupation or employment of each of the persons listed on Schedule A hereto is set forth therein.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not, and to the Reporting Person's knowledge, none of the persons listed on Schedule A hereto has, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not, and to the Reporting Person's knowledge, none of the persons listed on Schedule A hereto has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Maryland corporation. Each of the persons listed on Schedule A hereto is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of November 16, 2025, as reflected in this Statement, the Reporting Person owned an aggregate of 6,275,204 shares of Class A Common Stock (the "Subject Shares"). The Subject Shares were acquired using surplus capital for aggregate consideration, including brokerage commissions, of approximately $15,564,169.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person has acquired the Class A Common Stock in contemplation of a possible combination with the Issuer. The Reporting Person's board of directors and management team, alongside financial and legal advisors, have engaged in constructive discussions with the Issuer for several months regarding a potential combination of the two companies.

The Reporting Person believes a combination offers both near- and long-term value creation for shareholders of each company. Based on prevailing trading multiples and more than $300 million in expected annual synergies estimated by the Reporting Person based on public financial information, holders of the Issuer's common stock would receive an ownership stake in the combined company that the Reporting Person estimates would be worth approximately three times the average trading price of the Issuer's common stock over recent periods.

The proposed combination would be structured to require no external financing as the combined company would maintain each company's respective debt and preferred capital structures. As a result, the transaction would avoid significant refinancing costs while meaningfully reducing the Issuer's leverage through the realization of synergies and lowering future refinancing risk.

Recent industry consolidation and intensifying competition reinforce the Reporting Person's view that further scale in the broadcast television industry is essential to address secular headwinds and compete effectively with larger-scale big-tech and big-media players, as well as major broadcast groups. Greater scale will also strengthen broadcasters' ability to sustain their vital public service role in producing local news. The Reporting Person believes combining with the Issuer provides the ability to compete successfully for advertising share, critical programming, and distribution economics through enhanced local and national scale, coupled with disciplined execution of synergies.

The Reporting Person and its financial and legal advisors are committed to constructive engagement with the Issuer toward reaching a definitive transaction agreement. The Reporting Person believes that upon reaching a definitive agreement, a transaction could be completed within nine to 12 months.

The Reporting Person reserves the right to take any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 6,275,204 shares of Class A Common Stock of the Issuer, which represents approximately 8.2% of the outstanding Class A Common Stock of the Issuer. The percent of class beneficially owned by the Reporting Person was calculated based on 76,869,408 shares of Class A Common Stock outstanding as of September 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive power over an aggregate of 6,275,204 shares of Class A Common Stock of the Issuer. The Reporting Person's shares of Class A Common Stock currently represent approximately 8.2% of the voting power of Issuer's outstanding Class A Common Stock.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person effected the open market transactions in the Class A Common Stock of the Issuer as set forth on Schedule B hereto.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(1) Schedule A

(2) Schedule B

## Signatures
- Sinclair, Inc.: Narinder K. Sahai, Narinder K. Sahai/Chief Financial Officer (11/17/2025)